Exhibit 99.3

The following table sets forth certain summary consolidated financial information for the three months ended March 31, 2015 and 2014 in respect of HudBay Minerals Inc. (“Hudbay”) and its subsidiaries, certain of which are guarantors in respect of Hudbay’s US$920,000,000 aggregate principal amount of 9.5% senior unsecured notes (the “Notes”) due October 1, 2020.  The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than unrestricted subsidiaries and certain excluded subsidiaries that include subsidiaries that own the Constancia and Rosemont projects; the Notes are guaranteed by: Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and HudBay Marketing & Sales Inc.

This disclosure is being provided pursuant to Part 13.4 of National Instrument 51-102.  Additional continuous disclosure relating to Hudbay can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

	For the three months ending March 31:
	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Total revenue	—	—	216,636	106,779	—	—	(55,984)	—	160,652	106,779
Profit (loss) continuing operations - attributable to owners	(13,581)	(13,020)	(4,679)	(1,799)	(8,252)	(14,346)	2,804	2,036	(23,708)	(27,129)
Profit (loss) - attributable to owners	(13,581)	(13,020)	(4,679)	(1,799)	(8,252)	(14,346)	2,804	2,036	(23,708)	(27,129)

	As at March 31, 2015 and December 31, 2014:
	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Current assets	103,494	88,103	188,269	240,941	249,324	199,400	5,927	6,372	547,014	534,816
Non-current assets	3,369,357	3,265,276	1,342,629	1,335,585	7,076,778	6,568,215	(6,114,626)	(6,076,384)	5,674,138	5,092,692
Current liabilities	69,492	43,575	191,162	181,025	248,260	201,637	6,584	7,455	515,498	433,692
Non-current liabilities	1,215,554	1,092,096	1,134,701	1,177,109	1,776,970	1,667,451	(1,047,527)	(1,189,560)	3,079,698	2,747,096

1 This column includes all necessary amounts to eliminate all intercompany balances between the Guarantor credit supporters and the non-guarantor others, and other adjustments to arrive at the information for Hudbay on a consolidated basis.